TOM SEIDEL

Tom was the COO of Omni Integration from 2015 to 2019
2019 to Current Marketing Director at SideHustle App

Tom Seidel is a marketing master. He earned his Bachelor of Science in Business Administration with an emphasis in Marketing at Cal Poly Pomona in 1987.

Mr. Seidel currently serves as Chief Marketing Officer for SideHustle, ensuring the organization's message is succinct and is distributed across channels and target audiences in order to meet sales and revenue objectives. One of his most important functions is to promote the SideHustle app, an application designed to connect consumers with businesses and, in the process, reduce uncertainty in the lead generation process, and increase the sales closing ratio. Mr. Seidel's duties include overseeing efforts in app optimization, social media marketing design and development, connecting with key stakeholders and influencers, content development, and publicity efforts with the press and other key media.

He has experience as Head of Operations and Revenue at Omni Integration, a global IT provider of managed mobile solutions across many different industries. Mr. Seidel also served as Senior Marketing Manager for I Save Marketing, a digital marketing company specializing in website development and optimization, social media marketing, search engine marketing, and app development. Mr. Seidel's desire is to speed the organic optimization process.